15048545

UNITED STATES
SECURITIESANDEXCHANGECOMMISSION
Washington, D.C. 20549

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SEC
Mail Processing
Section
MAR 02 2015
Washington DC
404

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 49829

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2014 (MM/DD/YY) AND ENDING December 31, 2014 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Second Street Securities, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

21860 Burbank Blvd., Suite 150
(No. and Street)

Woodland Hills (City) California (State) 91367 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Debasish Banerjee (818) 657-0288
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Brian W. Anson, CPA
(Name – *if individual, state last, first, middle name*)

18425 Burbank, Suite 606, (Address) Tarzana (City) California (State) 91356 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

KW 3/13

OATH OR AFFIRMATION

I, Debasish Banerjee, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Second Street Securities, Inc., as of December 31, 20 14, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

NONE

JESSICA CLARK
Commission # 1938249
Notary Public - California
Los Angeles County
My Comm. Expires May 24, 2015

Debasish Banerjee
Signature

FINOP
Title

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

BRIAN W. ANSON
Certified Public Accountant
18425 Burbank Blvd., Suite 606, Tarzana, CA 91356 • Tel. (818) 401-8800 • Fax (818) 401-8818

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Directors
Second Street Securities, Inc.
Woodland Hills, California

I have audited the accompanying statement of financial condition of Second Street Securities, Inc. as of December 31, 2014 and the related statements of income, changes in shareholders' equity, and cash flows for the year then ended. These financial statements are the responsibility of Second Street Securities, Inc.'s management. My responsibility is to express an opinion on these financial statements based on my audit.

I conducted my audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit included examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audit provides a reasonable basis for my opinion.

In my opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Second Street Securities, Inc. as of December 31, 2014 and the results of its operations and cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

The supplemental information for the year ended December 31, 2014 (Schedule I, Statement of Net Capital Under Rule 15c3-1, Schedule II, Determination of Determination of Reserve Requirements Under Rule 15c3-3 (exemption), and Schedule III, Information for Possession or Control Requirements Under Rule 15c3-3 (exemption)) has been subjected to audit procedures performed in conjunction with the audit of Second Street Securities, Inc.'s financial statements. The supplemental information is the responsibility of Second Street Securities, Inc.'s management. My audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming my opinion on supplemental information, I evaluated whether the supplemental information, including the form and content is presented in conformity with Rule 17a-5 of the Securities Exchange Act of 1934. In my opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

This opinion is intended solely for the information and use of the board of directors, the Securities and Exchange Commission, and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Brian W. Anson
Certified Public Accountant
Tarzana, California
February 13, 2015

SECOND STREET SECURITIES, INC.

Statement of Financial Condition
December 31, 2014

ASSETS

Cash and cash equivalents	$ 1,006,895
Receivables from broker dealers	1,379,552
Office and computer equipment	
net of accumulated depreciation of $145,173	-
Other assets	119
Total assets	$ 2,386,566

LIABILITIES AND STOCKHOLDER'S EQUITY

LIABILITIES

Accounts payable and accrued expenses	$ 5,389
Income taxes payable	802,648
Total liabilities	808,037

STOCKHOLDER'S EQUITY:

Common stock, $.50 par value	500
1,000 shares authorized, issued, and outstanding	
Additional paid-in-capital	5,255,291
Accumulated deficit	(3,677,262)
Total stockholder's equity	1,578,529
Total liabilities and stockholder's equity	$ 2,386,566
	$ -

SECOND STREET SECURITIES, INC.

Statement of Income
For the year ended December 31, 2014

REVENUES:	
Revenue sharing (Note 5)	$ 8,255,257
Total income	8,255,257
EXPENSES:	
Bank charges - Wells Fargo	399
Dues and subscriptions - SIPC	20,922
Dues and subscriptions - FINRA	10,586
Outside contractors - RND Resources, Inc.	60,000
Outside services - Iron Mountain Storage	6,836
Outside services - CT Corsearch	567
Insurance - Fidelity bond	648
Audit fees - B. Anson	12,500
Total expenses	112,457
NET INCOME BEFORE INCOME TAXES	8,142,800
INCOME TAX EXPENSE (Note 7)	3,243,448
NET INCOME	$ 4,899,352

SECOND STREET SECURITIES, INC.

Statement of Stockholder's Equity
For the year ended December 31, 2014

	Common Stock	Additional Paid-In Capital	Accumulated Deficit	Total Stockholder's Equity
Beginning balance January 1, 2014	$ 500	$ 5,255,291	$ (3,376,614)	$ 1,879,177
Dividends paid to parent			(5,200,000)	(5,200,000)
Net income			4,899,352	4,899,352
Ending balance December 31, 2014	$ 500	$ 5,255,291	$ (3,677,262)	$ 1,578,529

The accompanying notes are an integral part of these financial statements

Statement of Cash Flows
For the year ended December 31, 2014

CASH FLOWS FROM OPERATING ACTIVITIES:	
Net income	$ 4,899,352
Adjustments to reconcile net income to net cash provided by operating activities:	
(Increase) decrease in:	
Receivables from broker dealers	14,395
Other assets	-
Increase (decrease) in:	
Accounts payable and accrued expenses	(6,990)
Income taxes payable	201,953
Total adjustments	209,358
Net cash provided by operating activities	5,108,710
CASH FLOWS FROM FINANCING ACTIVITIES:	
Dividends paid	(5,200,000)
Net cash used in financing activities	(5,200,000)
Increase in cash	(91,290)
Cash at beginning of year	1,098,185
Cash at end of year	$ 1,006,895
Supplemental disclosure of cash flow information	
Cash paid during the year for:	
Interest	$ -
Income taxes to parent	$ 3,041,495

The accompanying notes are an integral part of these financial statements

Note 1: NATURE OF BUSINESS

Second Street Securities, Inc. (the "Company") is a broker-dealer registered with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA"). The Company is a Delaware corporation and is a wholly-owned subsidiary of Advent Software, Inc. (the "Parent"). The Company conducts business with only one registered broker dealer, Sungard Institutional Brokerage ("Sungard").

Comprehensive Income:

The Company adopted SFAS No. 130, "Reporting Comprehensive Income," which requires that an enterprise report, by major components and as a single total, the changes in equity. There were no other comprehensive income items for the year ended December 31, 2014.

Note 2: SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Revenue Recognition:

The principal source of the Company's Income is on a revenue sharing arrangement with a third party. See note 5 for additional information regarding revenue recognition.

Commission revenues have been shown net of the costs of third party products or services in connection with a revenue share agreement. Under such arrangements, the Company will apply commissions received from the brokerage in the form of payments against its proprietary products or services provided to the clients of Sungard. The Company does not function as the primary obligor relative to the third party products or services under the guidance of Emerging issues Task Force ("EITF") No. 99-19, Reporting Revenue Gross as a Principal versus Net as an Agent.

Cash and Cash Equivalents:

For the purposes of the statement of cash flows, the Company has defined cash equivalents as highly liquid investments purchased with original maturities of three months or less.

Office and Computer Equipment:

Office and computer equipment are stated at cost less accumulated depreciation. The Company provides for depreciation on a straight-line basis over estimated use lives as follows:

Asset	Estimated Useful Life
Office and other equipment	5-6 years
Computer hardware and software	3-6 years

Repairs and maintenance expenditures, which are not considered improvements and do not extend the useful life of the equipment, are expensed as incurred.

Note 2: SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Income Taxes:

The Company complies with Statement of Financial Accounting Standards ("SFAS") No. 109, "Accounting for Income Taxes" which requires an asset and liability approach to financial accounting and reporting for Income taxes. Deferred income tax assets and liabilities are computed for differences between the financial statement and tax bases of assets and liabilities that will result in taxable or deductibles amounts in the future based on the enacted tax laws and rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established, when necessary, to reduce the deferred Income tax assets to the amount expected to be realized. The Company is included in the consolidated federal income tax return filed by the Parent and files a separate state income tax return in California. Federal income taxes are calculated as if the companies filed on a separate return basis.

The parent company on a consolidated basis is subject to review by the Internal Revenue Service for years ending December 31, 2010, 2011 and 2012, for any tax assessments on previously filed returns.

Under section 6501(a) of the Internal Revenue Code (Tax Code) and section 301.6501(a)-1(a) of the Income Tax Regulations (Tax Regulations), the IRS is required to assess tax within 3 years after the tax return was filed with the IRS. Similarly, under 301.6501(a)-1(b) of the Tax Regulations no proceeding in court by the IRS without assessment for the collection of any tax can begin after the expiration of 3 years.

Under section 6501(e) of the Tax Code and section 301.6501(e)-1 of the Tax Regulations the statute of limitations is 6 years if the taxpayer omits additional gross income in excess of 25% of the amount of gross income stated in the tax return filed with the IRS.

For assessments of tax or levy made after November 5, 1990 the IRS cannot either collect or levy any tax 10 years after the date of assessment of tax or levy. (Section 6502(a)(1) of the Tax Code and section 301.6502-1 of the Tax Regulations). Court proceedings must also be started by the IRS within the 10 years stature of limitations. (Section 301.6502-1(a)(1) of the Tax Regulations).

The 10 year statute of limitations can be extended by agreement between the taxpayer and the IRS provided the agreement is made prior to the expiration of the 10 year period. (Section 6501(c)(4) of the Tax Code and section 301.6501(c) -1(d) of the Tax Regulations).

Use of Estimates:

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the amounts disclosed in the financial statements. Actual results could differ from those estimates.

General

FASB ASC 820 defines fair value, establishes a framework for measuring fair value, and establishes a fair value hierarchy which prioritized the inputs to valuation techniques. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or liability or, in the absence of a principal market, the most advantageous market for the asset or liability. Valuation techniques that are consistent with the market, income or cost approach, as specified by FASB ASC 820 are used to measure fair value.

Note 2: SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels:

> Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities the Company has the ability to access.
>
> Level 2 inputs are inputs (other than quoted prices included within Level 1) that are observable for the asset or liability, either directly or indirectly.
>
> Level 3 are unobservable inputs for the asset or liability and rely on management's own assumptions about the assumptions that market participants would use in pricing the asset or liability. (The unobservable inputs should be developed based on the best information available in the circumstances and may include the Company's own data.)

Management has reviewed all subsequent evens through February 13, 2015.

Note 3: OFFICE AND COMPUTER EQUIPMENT

Details of office and computer equipment at December 31, 2014 are as follows:

Computer hardware and software	$	145,173
Less: Accumulated depreciation		(145,173)
	$	0

Depreciation expense was $0 for the year ended December 31, 2014.

Note 4: RECEIVABLES FROM BROKER-DEALERS AND OFF BALANCE SHEET RISK

The Company provides a software platform for executing brokers with whom it has a revenue share relationship for use of its proprietary software by clients of the executing broker. Full payment is required upon settlement of customer trades. The Company is exposed to risk of loss in the event that its executing broker fails to satisfy its obligation.

The receivables from the broker-dealer are pursuant to such revenue share agreement.

Note 5: REVENUE SHARING AGREEMENT

The Company has an agreement with a third party in which the Company shares in commissions and receives payments from, Sungard Institutional Brokerage ("Sungard") based on routing fees paid by customers to Sungard for trade order routing from Advent's order management system through Sungard's STN Network. The Company's share of the revenue generated from this arrangement for the year ending December 31, 2014 was approximately $8,255,257.

Note 6: NET CAPITAL REQUIREMENT

The Company is subject to uniform net capital Rule (Rule 15c3-1) of the Securities and Exchange Commission, which requires both the maintenance of minimum net capital and the maintenance of a maximum ratio of aggregate indebtedness to net capital. Net capital and aggregate indebtedness change day by day, but by December 31, 2014 the Company's net capital of $198,858 exceeded the minimum net capital requirement by $98,858 and, the Company's ratio of aggregate indebtedness $808,037 to net capital was 4.06, which is less than the 15:1 ceiling.

Note 7: INCOME TAXES

The provision for income taxes consists of the following for the year ended December 31, 2014:

Current	$ 3,243,448

Note 8: EXEMPTION FROM RULE 15C3-3

The Company is exempt from the SEC Rule 15c3-3 pursuant to the exemptive provision under sub-paragraph (k)(2)(ii) and, is therefore, is not required to maintain a "Special Reserve Bank Account for the Exclusive Benefit of Customers".

Note 9: CONCENTRATION OF CREDIT RISK

The Company is engaged in revenue share with a counterparty. In the event the one counterparty does not fulfill its obligation the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty of the Company.

The Company has one customer, Sungard.

Note 10: SUBSEQUENT EVENTS

Second Street Securities, Inc. (the "Firm") proposing its continuing membership application ("CMA") to the Financial Industry Regulatory Authority, Inc. ("FINRA") to seek approval for a change in the Firm's indirect ownership (the "Ownership Change"). The Firm does not anticipate any material changes to its business activity, capitalization, management or supervision as a result of the Ownership Change. The existing business operations, processes, policies and procedures, and supervisory structure of the Firm are anticipated to remain intact.

The Firm is currently a wholly-owned, direct subsidiary of Advent Software, Inc. ("Advent"), which currently is a publicly-traded company. Advent entered into an Agreement and Plan of Merger (the "Agreement") with SS&C Technologies Holdings, Inc. ("SS&C") on February 2, 2015, which also is a publicly-traded company. Pursuant to the Agreement, Arbor Acquisition Company, Inc. ("Arbor"), a Delaware corporation and a wholly-owned subsidiary of SS&C, will merge with and into Advent, with Advent as the surviving entity. Shares of Advent's stock will be canceled and retired and shall cease at the time of the merger. Holders of such shares immediately prior to the merger will receive cash proceeds. As a result, the Firm will become a wholly-owned, indirect subsidiary of SS&C.

The Ownership Change is currently anticipated to close during the second calendar quarter of 2015, upon satisfaction by the parties of the various conditions to closing described in the Agreement.

Management has reviewed all subsequent evens through February 13, 2015.

SECOND STREET SECURITIES, INC.

Statement of Net Capital
Schedule I
For the year ended December 31, 2014

	Focus 12/31/14	Audit 12/31/14	Change
Stockholder's equity, December 31, 2014	$ 1,578,528	$ 1,578,528	-
Subtract - Non allowable assets:			-
Accounts receivable	1,379,551	1,379,551	-
Other assets	119	119	
Tentative net capital	198,858	198,858	-
Haircuts:	-	-	-
NET CAPITAL	198,858	198,858	-
Minimum net capital	100,000	100,000	-
Excess net capital	$ 98,858	$ 98,858	-
Aggregate indebtedness	808,037	808,037	-
Ratio of aggregate indebtedness to net capital	4.06 to 1	4.06 to 1	

There were no noted differences between the audit and focus filed at December 31, 2014.

Schedule II
Determination of Reserve Requirements
Under Rule 15c3-3 of the Securities and Exchange Commission

The Company is exempt from the Reserve Requirement of computation according to the provision of Rule 15c3-3(k)(2)(ii).

Schedule III
Information Relating to Possession or Control
Requirements Under Rule 15c3-3

The Company is exempt from the Rule 15c3-3 as it relates to Possession and Control requirements under the (k)(2)(ii) exemptive provision.

SIPC-7

(33-REV 7/10)

SECURITIES INVESTOR PROTECTION CORPORATION

P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300

General Assessment Reconciliation

For the fiscal year ended 12/31/2014
(Read carefully the instructions in your Working Copy before completing this Form)

SIPC-7

(33-REV 7/10)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

21*21*********3209*********************MIXED AADC 220
049829 FINRA DEC
SECOND STREET SECURITIES INC
C/O DAVE BANERJEE
6301 OWENSMOUTH AVE STE 750
WOODLAND HILLS CA 91367-2212

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

Dave Banerjee 818-6570288

2. A.	General Assessment (item 2e from page 2)		$ 20,638
B.	Less payment made with SIPC-6 filed (exclude interest) August 7th, 2014 Date Paid		(10,444)
C.	Less prior overpayment applied		(∅)
D.	Assessment balance due or (overpayment)		∅
E.	Interest computed on late payment (see instruction E) for______days at 20% per annum		∅
F.	Total assessment balance and interest due (or overpayment carried forward)		$ 10,194
G.	PAID WITH THIS FORM: Check enclosed, payable to SIPC Total (must be same as F above)	$ 10,194	
H.	Overpayment carried forward	$(∅)	

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

Second Street Securities Inc.
(Name of Corporation, Partnership or other organization)

[signature]
(Authorized Signature)

Dated the 31 day of January, 2015.

Principal
(Title)

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ______ Postmarked ______ Received ______ Reviewed

Calculations ______ Documentation ______ Forward Copy ______

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period
beginning 1/1/2014
and ending 12/31/2014

Item No.	Eliminate cents
2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)	$ 8,255,257
2b. Additions:	
(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.	Ø
(2) Net loss from principal transactions in securities in trading accounts.	Ø
(3) Net loss from principal transactions in commodities in trading accounts.	Ø
(4) Interest and dividend expense deducted in determining item 2a.	Ø
(5) Net loss from management of or participation in the underwriting or distribution of securities.	Ø
(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.	Ø
(7) Net loss from securities in investment accounts.	Ø
Total additions	Ø
2c. Deductions:	
(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.	Ø
(2) Revenues from commodity transactions.	Ø
(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.	Ø
(4) Reimbursements for postage in connection with proxy solicitation.	Ø
(5) Net gain from securities in investment accounts.	Ø
(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.	Ø
(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).	Ø
(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C): ______ (Deductions in excess of $100,000 require documentation)	Ø
(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $ Ø	
(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $ Ø	
Enter the greater of line (i) or (ii)	Ø
Total deductions	Ø
2d. SIPC Net Operating Revenues	$ 8,255,257
2e. General Assessment @ .0025	$ 20,638 (to page 1, line 2.A.)

BRIAN W. ANSON
Certified Public Accountant
18425 Burbank Blvd., Suite 606, Tarzana, CA 91356 • Tel. (818) 401-8800 • Fax (818) 401-8818

Independent Accountant's Report on Applying Agreed – Upon Procedures Related to an Entity's SIPC Assessment Reconciliation.

Board of Directors
Second Street Securities, Inc.
Woodland Hills, California

In accordance with Rule 17a-5 (e)(4) under the Securities Exchange Act of 1934, I have performed the procedures enumerated below with respect to the accompanying Scheduled of Assessment and Payments [General Assessment Reconciliation (Form SIPC-7)] to the Securities Investor Protection Corporation (SIPC) for the Year Ended December 31, 2014, which were agreed to by Second Street Securities, Inc. and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and SIPC, solely to assist you and the other specified parties in evaluating Second Street Securities, Inc.'s compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). Second Street Securities, Inc.'s management is responsible for the Second Street Securities, Inc.'s compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, I make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures I performed and my findings are as follows:

1. Compared the listed assessment payment in Form SIPC-7 with respective cash disbursement records entries from the cash disbursements journal and related bank statements and reconciliations, noting no differences;

2. Compared the amounts reported on the audited Form X-17a-5 for the year ended December 31, 2014, as applicable with the amounts reported in Form SIPC-7 for the year ended December 31, 2014 noting no differences;

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, such as clearing firms records supporting securities revenues, noting no differences;

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers, such as revenues from third party support and bank records supporting the adjustments, noting no differences.

I was not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, I do not express such an opinion. Had I performed additional procedures, other matters might have come to my attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Brian W. Anson
Certified Public Accountant
Tarzana, California
February 13, 2015

Assertions Regarding Exemption Provisions

We, as members of management of Second Street Securities, Inc. ("the Company"), are responsible for compliance with the annual reporting requirements under Rule 17a-5 of the Securities Exchange Act of 1934. Those requirements compel a broker or dealer to file annuals reports with the Securities Exchange Commission (SEC) and the broker or dealer's designated examining authority (DEA). One of the reports to be included in the annual filing is an exemption report prepared by an independent public accountant based upon a review of assertions provided by the broker or dealer. Pursuant to that requirement, the management of the Company hereby makes the following assertions:

Identified Exemption Provision:

The Company claims exemption from the custody and reserve provisions of Rule 15c3-3 by operating under the exemption provided by Rule 15c3-3, Paragraph (k)(2)(ii).

Statement Regarding Meeting Exemption Provision:

The Company met the identified exemption provision without exception throughout the period ending January 1, 2014 through December 31, 2014.

Second Street Securities, Inc.

By:

Debasish Banerjee, FINOP
(Name and Title)

[signature] 2-13-15
(Date)

BRIAN W. ANSON
Certified Public Accountant
18425 Burbank Blvd., Suite 606, Tarzana, CA 91356 • Tel. (818) 401-8800 • Fax (818) 401-8818

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Directors
Second Street Securities, Inc.
Woodland Hills, California

I have reviewed management's statements, included in the accompanying Exemption Report in which (1) Second Street Securities, Inc., identified the following provisions of 17 C.F.R. §15c3-3(k) under which Second Street Securities, Inc. claimed an exemption from 17 C.F.R. §240.15c3-3: (k)(2)(ii) (the "exemption provision") and (2) Second Street Securities, Inc., stated that Second Street Securities, Inc., met the identified exemption provision throughout the most recent fiscal year without exception. Second Street Securities, Inc.'s management is responsible for compliance with the exemption provision and its statements.

My review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and accordingly, included inquiries and other required procedures to obtain evidence about Second Street Securities, Inc.'s compliance with the exemption provision. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, I do not express such an opinion.

Based on my review, I am not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Brian W. Anson
Certified Public Accountant
Tarzana, California
February 13, 2015